

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Yujun Xiao
Chief Executive Officer
HUHUTECH International Group Inc.
3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People's Republic of China 214135

> **Re: HUHUTECH International Group Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 3, 2024**
> **File No. 333-270958**

Dear Yujun Xiao:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024, letter.

Amendment No. 3 to Form F-1

General

1. We note your revisions in response to our prior comment 3. In some instances, it appears these revisions removed updates and reinstated earlier disclosure which does not reflect legislative and other developments that have occurred to date. Accordingly, please further revise your disclosure to reflect appropriate updates, including the following items:

    •   Your discussion of the Holding Foreign Companies Accountable Act should reflect the amendments of the Consolidated Appropriations Act, 2023, and related regulations. Include that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated

Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

- Revise disclosure that refers to past events in the future tense (for example, and without limitation, "The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021" and "The PCAOB . . . is making plans to resume regular inspections in early 2023").

- Revise disclosure indicating that approval of the CSRC or other PRC authorities is not required (for example, on pages 15, 29, and 32) for consistency with disclosure elsewhere indicating that you have applied for and received CSRC approval in connection with your listing.

- Update disclosure on page 64 regarding cash transfers between the holding company and its subsidiaries to additionally refer to the year ended December 31, 2023.

2. We note disclosure that your PRC subsidiaries have obtained "substantially all" permissions and approvals required for your operations. Please revise your disclosure to describe each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Without limitation, your disclosure should specifically address the approval of the Ministry of Commerce related to the reorganization that was completed on January 14, 2022, which is referenced on page 92.

Signatures, page II-6

3. Please revise to identify the individual(s) signing in the capacities of your principal financial officer and accounting officer or controller. Please also note that the registration statement should be signed by the majority of your board of directors. Refer to the Instructions to Signatures on Form F-1.

Exhibits

4. We note that your Management section identifies several director nominees. Please file consents for the director nominees as exhibits to your registration statement. Refer to Rule 438 of Regulation C.

   Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Yarona L. Yieh